UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of September, 2006
Cameco Corporation
(Commission file No. 1-14228)
2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐          Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.

1.	Press Release dated September 6, 2006	3-4
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 6, 2006	Cameco Corporation
	By:	/s/ "Gary M.S. Chad"
Gary M.S. Chad
Senior Vice-President, Governance, Legal and Regulatory Affairs, and Corporate Secretary

	Share	web site address:
Listed	Symbol	www.cameco.com
TSX	CCO
NYSE	CCJ
2121 — 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Revises 2007 Gold Production Forecast
Saskatoon, Saskatchewan, Canada, September 6, 2006 . . . . . . . . . . . . . .
Cameco Corporation reported today that Centerra Gold Inc. has completed its assessment of the impact of the previously announced July pit wall movement at its Kumtor mine in the Kyrgyz Republic. Centerra now expects to produce 440,000 to 475,000 ounces of gold in 2007 at Kumtor, rather than 533,000 ounces as forecast earlier this year. Gold reserves are unchanged by the pit wall movement as the affected area lies entirely within the ultimate pit design. Forecast production in 2008 and 2009 is unchanged from the previously disclosed life of mine plan. Production lost in 2006 and 2007 will be recovered in subsequent years. Cameco owns 53% of Centerra which owns and operates the Kumtor mine.
While the forecast assumes no production from the Sarytor pit at Kumtor, Centerra intends to expedite regulatory approval and development of the pit in 2007. The forecast for 2007 assumes that new capital equipment will be delivered and commissioned as planned and that the Kyrgyz authorities will grant additional regulatory approvals in connection with the new mine plan.
Centerra is a growth-oriented, gold company focused on acquiring, exploring, developing and operating gold properties primarily in Central Asia, the former Soviet Union and other emerging markets. Centerra is a leading North American gold producer and the largest Western-based gold producer in Central Asia and the former Soviet Union. Centerra’s shares trade on the Toronto Stock Exchange (TSX) under the symbol CG. The company is based in Toronto, Canada.
Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
Statements contained in this news release, which are not historical facts, are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: the impact of the sales volume of fuel fabrication services, uranium, conversion services, electricity generated and gold; volatility and sensitivity to market prices for uranium, conversion services, electricity in Ontario and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in decommissioning, reclamation, reserve and tax estimates;

environmental and safety risks including increased regulatory burdens and long-term waste disposal; unexpected geological or hydrological conditions; adverse mining conditions; political risks arising from operating in certain developing countries; terrorism; sabotage; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including tax and trade laws and policies; demand for nuclear power; replacement of production; failure to obtain or maintain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; natural phenomena including inclement weather conditions, fire, flood, underground floods, earthquakes, pit wall failure and cave-ins; ability to maintain and further improve positive labour relations; strikes or lockouts; operating performance, disruption in the operation of, and life of the company’s and customers’ facilities; decrease in electrical production due to planned outages extending beyond their scheduled periods or unplanned outages; success of planned development projects; and other development and operating risks.
Although Cameco believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
- End -

Investor inquiries:	Bob Lillie (306) 956-6639

Media inquiries:	Lyle Krahn (306) 956-6316

4